Filed by Chardan NexTech Acquisition 2 Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Chardan NexTech Acquisition 2 Corp.

Commission File No.: 001-40730

Jon Windham:

Welcome, everybody, to the latest installment of the UBS Energy Transition Call Series. So in this call series we've been running since 2018 tries to connect UBS institutional clients with energy experts in innovative companies that are in some way enabling or driving the energy transition. So we're very happy today to have with us Dragonfly Energy. We're going to discuss lithium-ion batteries. Some background, Dragonfly Energy is headquartered in Reno, Nevada. It's a leader in energy storage solutions and producer of deep cycle lithium-ion batteries. The company's battery products are designed and assembled in the United States, and its mission is to reduce the cost of renewable energy storage through the company's ongoing development and commercialization of its proprietary, all solid-state battery technology. In addition, on the 16th of May of this year, Dragonfly announced that it entered into a merger agreement with Chardan NexTech Acquisition 2 Corp. Ticker is CNTQ. That is expected to close in the second half of 2022. On closing, the combined company will be renamed Dragonfly Energy and is expected to be listed on the NASDAQ under ticker DFLI. Very happy to have joining us today from Dragonfly Energy, Dr. Denis Phares, who's the chairman and CEO as well as some of his team members. Before I hand it over to Denis, just a few logistics. First, the company does have a slide pack on its website, as well as I distributed a PDF of that earlier today. You might just want to have it for reference. We might refer to it during the record the call. If you don't see that, feel free to email me, and I'll get it to you, or again, it's on the IR website as well. The format of today's call will be an introduction presentation by Denis followed by Q&A. The operator will provide you with instructions on logging any questions after the presentation. And I know many of you prefer to email me questions as we go too, feel free to do that. So if you don't have the slides or you'd like the question asked anonymously, do feel free to email me. I'm sure you have my email, but it's Jon, J-O-N, Windham, W-I-N-D-H-A-M, @ubs.com. And then, lastly, as a UBS equity research analyst, we are required to provide certain disclosures. The short of it is this call in and of itself is not a recommendation by UBS to transact in a security. A full list of disclosures is available on ubs.com/disclosures. All right, with that out of the way, Denis, thank you so much for being here today. Congratulations on the merger agreement and really looking forward to hearing the Dragonfly Energy story. I'm going to turn the floor over to you.

Denis Phares:

Thank you, Jon. It's great to be here. I am happy to discuss Dragonfly Energy, our background, and how we got started and where we're headed. We're basically a lithium-ion battery technology company. And the focus of Dragonfly has always been to reduce the cost of energy storage in order to allow for a greater intermittency of energy production. And by intermittency, I'm talking about solar and wind and renewable energy sources that are not always on. When they're on, the energy needs to be stored, and then when the energy is needed, it needs to be delivered. So we need an energy buffer to be able to accommodate the intermittency. In order for this to really make financial sense, the cost of the energy storage, and by cost, I mean levelized cost, the cost over the lifetime of the storage when combined with the cost of renewable energy production, needs to be comparable with the cost of burning fossil fuels. And so, ultimately, what we're trying to do at Dragonfly is reduce the cost, the manufacturing cost, of energy storage systems and producing systems that last a very long time, so the focus has been manufacturing innovations. And the technology that basically started Dragonfly Energy has to do with a dry powder coating process to produce lithium-ion battery electrodes. Now, as a technology company, we did something very unique. While we were developing the cell manufacturing processes, we went to market with a line of deep cycle lithium-ion battery packs that we designed and assembled here using commodity lithium iron phosphate cells, and we attacked the RV and marine markets. That core business took off very rapidly. It grew over the last five years pretty dramatically and allowed for the funding of the R&D. And we are now at very much a transition phase in our development of the company where we're ready to deploy the new cell manufacturing technology, while at the same time, the core business has grown so much that we're moving on from our niche markets into a greater number of downstream vertical markets that require deep cycle energy storage. So, ultimately, what we're doing is solving the intermittency problem. Right now, we're doing it at the mobile level for boats, RVs. We're growing into the industrial level in terms of solar integration systems. And, ultimately, we want to revolutionize how the grid works. And the way we see the grid functioning in the future is a widespread incorporation of intermittent energy generation sources like solar and wind buffered by a large network of energy storage nodes. And the energy storage systems that we are developing are the last mile energy storage systems located in everyone's home, in buildings on the grid, in every business. And in order to facilitate that battery, we need a battery that is not only inexpensive over the lifetime of the battery, but one that is very, very safe. And by very, very safe, I mean non-flammable. And lithium-ion batteries don't have a great track record in terms of flammability because of the liquid electrolytes. So we are addressing the problem by making a long lasting lithium iron phosphate graphite battery with a composite solid state electrolyte that will be non-flammable. That is the battery that we believe will solve the last mile energy storage solution for the energy grid. If you want to incorporate a lot of intermittency on the grid, you need a lot of storage, and that's what will facilitate a truly smart grid whereby it doesn't matter how intermittent this energy production is, the grid will always be rock solid. So we are developing the manufacturing processes to make a solid state storage battery. This is very unique in focus. A lot of lithium-ion battery technology companies have been focused on propulsion, electric vehicles, very high energy density, very rapid charging. We're focused on different metrics. We're focused on cost and longevity and safety. It's a very different battery, but it's the one that we believe serves the needs of energy storage. So when we went to market, we did so with a line of battery packs that we branded Battle Born batteries. We achieved great success in the RV markets because ultimately, we've demonstrated how RVers can live off of the sun, how they can actually be off grid and still be able to power higher power appliances like microwave ovens and air conditioners and induction cooktops. And it's really changed how RVing is done. And we gained so much traction in the aftermarket that we eventually made our way into the OEMs as well. We've got very strong partnerships with RV OEMs, RV manufacturers. And this approach has been very successful for us in terms of becoming the go-to company when it comes to engineering storage systems, engineering power systems that can deliver the best solution for the consumer. And as we grow into other vertical markets, we're going to continue this focus on technology and engineering to provide the best solution for the customer. And, ultimately, we're going to grow our systems, deploy our technology, and work not just with OEMs, but ultimately with fleets of vehicles and utility companies. And that's where the company is headed.

Jon Windham:

Great. Denis, should we get into the Q&A from here?

Denis Phares:

Sure.

Jon Windham:

Did you have more? Sorry, I wasn't trying to interrupt.

Denis Phares:

No, no. Let's get into the Q&A.

Jon Windham:

Yeah. All right.

Denis Phares:

I think that I've given a sufficient background here, but I'm happy to field some questions.

Jon Windham:

Okay, perfect. Yeah. Operator, can you provide instructions on how to log any questions? And I'll get the conversation started. Thanks.

Operator:

Of course. Everyone, if you wish to ask a question, please press star one. And if you decide to withdraw it, simply hit star two.

Jon Windham:

Okay. Perfect. Maybe, just so I can be clear on the revenue model, so you're essentially making the batteries, selling them primarily to OEMs right now, but increasingly to, I don't know, when we talk about fleets, are we talking about distributors? How do you think about just how do we think about who's the ultimate buyer of the batteries?

Denis Phares:

So right now, our primary customer has been the retail aftermarket consumer, and we're growing our footprint now actually in terms of OEMs. And by fleets, I mean, fleets of vehicles, whether they're work trucks or emergency vehicles or material handling equipment. And this business has allowed us to become profitable. We've actually been profitable for the last five years or so, which is also a pretty unique aspect to the company. And it's allowed us to be in a position now where we can start raising the capital to deploy the technology we've been developing.

Jon Windham:

Right. And maybe just to refine the question a little bit, retail aftermarket, how do you go to market with that? What's the actual distribution channel? When does the sale actually happen? Is it through distributors to retail stores? Just help me on how the cash flows back to you a little bit. Thanks.

Denis Phares:

Yeah, we've been pretty good at harnessing all of the sales channels. So, we sell direct to consumer on our website. We've got customers calling in. We also sell through distribution, and we sell direct to OEMs.

Jon Windham:

Perfect. Great. All right, I'm going to ask some technology questions, but they probably don't even meet the minimum level of being considered technologies questions. Deep cycle, what does that mean when you sort of talk about it? Why is that important? I've noticed it in a couple different places.

Denis Phares:

Deep cycle pretty much means that you're draining the battery and charging it up almost every time. So as compared to like a cranking battery you might find in your car where you have a large power draw just to start the engine, and then that's all it does. But a deep cycle battery is really running your appliances all day long while you're charging them back up all day long, or running your appliances all night long, charging them up all day long, basically cycling them frequently.

Jon Windham:

Got it. Got it. And what is the... To sort of think about it in just sort of basics for me, can you charge the batteries to 100% of their capacity? What's the safe range? What can you discharge to? What's the degradation sort of over time?

Denis Phares:

Well, lithium iron phosphate and graphite is a specific kind of lithium-ion battery. Lithium iron phosphate is Lithium-ion phosphate is the cathode. Graphite is the anode. It doesn't operate as high in voltage as the type of chemistry you might find in an electric vehicle, so it's a little bit more robust in terms of being able to rest at a high state of charge. The degradation of lithium iron phosphate is pretty well-known, it can last thousands of cycles under normal usage. Typically, after 3,000 to 5,000 cycles, you'll see about a 20% degradation in the capacity. So it's actually not quite as energy dense as the NMC or NCA chemistry, as you might find in an electric vehicle, but it's a very good candidate for deep cycle storage, because its cyclability has to do with basically how the size of the molecules are bigger. They don't swell and shrink as much as the lithium goes in and out as the battery is cycling, and therefore it lasts a lot longer.

Jon Windham:

All right. Perfect. Thank you for that. And then maybe let's talk a little bit about the R&D roadmap for solid state. And then we can get into maybe a little bit more details on why that technology.

Denis Phares:

Again, I stress that it was really a manufacturing innovation. The powder coating of the electrodes eliminates the need for slurries, and solvents, and evaporation, and vacuum dryers that exist in traditional lithium ion battery manufacturing. The process is actually chemistry agnostic, so we can make any type of lithium ion battery electrode. But the unique part of it is, we figured out how to very effectively make an all solid-state battery using the powder coating process, by co-depositing the anode, and the cathode, and a composite electrolyte in such a way that the interfaces are very high surface area, very intimate interface between the layers. That's critical to allowing a very strong connectivity of lithium ions internally. So the process itself is a unique manufacturing process, that enables the production of solid state batteries having a composite solid state electrolyte. And by composite, I mean a mixture of polymers and ceramics.

Jon Windham:

Got it. Got it. Thank you. And then, what's the timeline? How do we think about, when there's a hundred percent solid state batteries in your throughput, by some timeline, what are the gating factors to get there? Just thinking about the time of roll out of the ... How much is R&D, and how much is just execution at this point?

Denis Phares:

Well, at this point, the process itself is very well understood, the powder coating process is very well understood, and we're building a pilot line that should be completed this year. At that point, we'll be able to produce, as I mentioned, any type of lithium ion battery electrodes, but we expect to be cycling solid state batteries from the pilot line at some point next year.

Jon Windham:

Perfect. Got it. Thank you. And then I also noticed, I wonder if you could talk through ... We'll get to the manufacturing side of the business here in a little bit. Why in the US? Made a point on the website or whatever that it's a US assembled product. How much is done in the United States? And your thoughts to doing domestic manufacturing, the advantages?

Denis Phares:

In terms of assembling the battery packs that we do now as part of our core business of producing Battle Born Batteries for RVs and boats, assembly domestically was important for us for a number of reasons. First of all, we’re not beholden to any individual supplier. We pick and choose the cells we use, the metals we use, the plastics we use, the electronics we use. We design everything in-house and we have a very high level of quality control for every component that comes in. that has differentiated us pretty dramatically within the industry and it’s gone a long way to allowing us to establish ourselves as the experts, as the designers of systems. So in terms of why we do it domestically now, that has been a great differentiator for us and allowed us to maintain a high level of quality in our product. Long-term, we want to onshore the production of the cells as well especially the solid-state cells. We’re in Nevada. There’s a lot of lithium in the ground in Nevada, and it makes economic sense to vertically integrate, especially if you’re focused on the manufacturing processes that can be highly automated. It’ll provide a really competitive advantage for us as we supply storage solutions, not just domestically but also globally as we can deploy the manufacturing processes really globally because ultimately everybody is going to be moving towards a renewable energy infrastructure.

Jon Windham:

Got it. Supply chain issues, high freight expense, high input costs, availability of labor, these are all key topics these days. Can you just talk a little bit about what you’ve seen specifically as you start to ramp in terms of cost and both availability of labor and goods?

Denis Phares:

Yes. We grew dramatically through all this supply chain craziness and pandemic craziness. And so I have to say I’m confident because it really did prove our resilience. All the things you mentioned had the potential to really affect us but in terms of labor, we haven’t had a great deal of difficulty attracting labor here in Reno, Nevada. We’ve got a solid university. There’s a pretty strong labor base here in Northern Nevada. A lot of companies are moving in. Of course, you know Tesla and Amazon and Panasonic, Google, a lot of folks are out here. In terms of supply chain, we were very careful to ensure we had an inventory buffer in-house. So we have always and continue to keep a very large amount of inventory to protect against COVID-related and logistics-related supply chain bottlenecks. But in terms of freight costs, well, we have to absorb those. So obviously everybody’s freight costs have been going up and I would say that’s the one thing that we really haven’t protected against but we just absorb them like everybody else.

Jon Windham:

Got it. Thank you. Then maybe just talk about ramping manufacturing. Can you give some numbers on that whether it’s units of batteries, revenue? What are you seeing from where you’ve been, talking about being a profitable company already, where you are now, and then where you see this going over the next three to five years?

Denis Phares:

Well, obviously we’re expecting to grow and we have a history of growth. We generated $78 million of revenue in 2021 and as you can see, we’re looking to exceed $110 million this year in revenue and we expect to continue to grow. Our current manufacturing facility in just our core business has the capacity of generating over $0.5 billion of revenue. So, we are prepared for growth. We reinvested pretty heavily over the last year into growth as well as into becoming a public company. But we are in a position now where the core business continues to grow rapidly with our infiltration in more OEMs in our current markets but also our capacity to infiltrate other downstream verticals like data centers and telecom, emergency vehicles, work trucks. Anywhere where you might have a lead acid battery we can displace that lead acid battery with a better lithium-ion battery alternative. That in itself provides a huge environmental benefit as you’re displacing a toxic and corrosive product. It provides a better solution for the customer. We demonstrated how we can do this in our existing markets. And now as we look at some of these other markets for our core business, we’re looking at an $85 billion TAM. So, there’s just enormous room for growth for us, even in our core business without even deploying the solid-state technology. But we have not actually provided any numbers that includes the sale of our solid-state product. We’re looking beyond 2023 for that.

Jon Windham:

Got it. We’ll get back to the product here in just a moment. I’m curious your thoughts being a rapidly scaling US clean energy manufacturer. In Build Back Better and some of the proposals and it’s my understanding that it’s got pretty broad support even on the Republican side for a domestic US clean energy manufacturing tax credit, is it your understanding would you qualify for that? Is that something that would matter in your rollout? How do you think about this broader policy support for the product?

Denis Phares:

We are not banking on any sort of policy support in the form of tax credits or anything like that. Obviously, if we're eligible for something, we'll take it. I think the most notable thing in the current administration is a focus on infrastructure, and the desire to onshore a lot of this lithium ion battery production, not just the mining of lithium, but the production of the cathodes, and the anodes, and the cell production. I think it really is important for this country to get on the ball a little bit faster in terms of manufacturing of these energy storage systems at all levels in the supply chain. So if there's an opportunity to seek support, then we will take that. In fact, we are beginning that process, to try to hammer down on getting some of that infrastructure money to help accelerate some of our infrastructure project.

Jon Windham:

Perfect. Thanks. So let's talk a little bit about the product, its use cases. And just so everyone's clear, we'll talk the RV market, but RV market and marine certainly very similar. I have a cousin who's a bit older than me, his family takes my kids "camping" in their RV. It's not camping, it's just moving around in a very nice apartment. So just to be clear, this is to power all the things on the RV and marine. It's not for propulsion, right? Just so everyone's on the same page.

Denis Phares:

That is absolutely true. We are powering the appliances on the RV. It's funny you say that because, you're right, it's not camping. It's basically going off grid, going off somewhere far, but living like you do in your home. I think that is an important point, because ultimately that's what we want to be able to do as a society, is to live off of intermittent sources, but to continue with the lifestyle that we have. And that's what storage allows for. So, yeah, we've taken camping, and we've made it glamping. But when you do put in a lithium ion battery system, and other associated power electronics, you can do things you couldn't in the past. You can power your air conditioner. You can get up and make coffee in the morning without having to start a generator. So, it has changed the way folks have looked at RVing, and van living, and anything to get off grid. But what is important about that is as glamping has grown, the infrastructure for campgrounds has not. So, it's harder to find a place to actually plug in. So, it's becoming more and more important that you have solar and that you have storage in order to be able to go off grid and basically, as you noted, "camp".

Jon Windham:

Yeah. Okay. Let's talk about the product. I'm assuming it's sort of a modular battery. What sizes does it come in terms of kilowatt hours? What sort of the unit price? Talk a little bit about the specifics of the product to the end customer, what they're buying, what they're getting, how scalable it is, meaning sort of rightsizing up or down for individual user.

Denis Phares:

Well, we went to market with a flagship product that basically looks like a lead acid Group 27 battery, it's a 12-volt, 100 amp hour battery. It's a building block, you can build a large system out of it by connecting the batteries in parallel to provide more current or in series to provide a higher voltage system. Since then, we've designed batteries specifically for some of our OEM partners that don't necessarily look like lead acid batteries, but they're designed to fit a certain space in the van or the RV. So, that's a nice thing about designing and assembling the batteries here is that we can basically make them any shape our customers want. Som we will design around the available space and the desired power and that's how our product line has developed. We've got 12-volt systems, we've got 24-volt systems, they can all be wired to produce 48-volt systems. We've got 50-amp hour, 100-amp hour, 270-amp hour building blocks, but ultimately, we can build what the customer wants.

Jon Windham:

Got it. Got it. Thank you. And then let's talk a little bit about the competitive dynamic. Obviously, Tesla's got the Powerwall, which does for residential. How do you think about the competitors in your market? Is it first and foremost existing lead acid batteries? Is it Tesla and LG or is it a more niche competitive market than that? Just talk through that. I appreciate it. Thank you.

Denis Phares:

Yeah. In our core business it's not Tesla and LG, we consider the primary competitor to be lead acid batteries. That 85 billion TAM that I was talking about that is dominated by lead acid. And so we are looking to displace lead acid batteries for deep cycle applications. Ultimately, as we start to get into really larger grid storage systems, you can look at it as a competitor to backup storage systems like a Powerwall or peak shading systems. But ultimately, we don't believe that is the correct battery, the correct chemistry for the widespread deployment of deep cycle applications. What we envision is when we deploy the solid-state battery in people's homes, not only is it non-flammable in that it doesn't have a flammable electrolyte that could contribute to a fire, but also, it's the chemistry that we know can cycle every day. We're not looking necessarily at emergency backup or peak shading. We're looking at accommodating intermittency, allowing utility companies at the macro or micro grid levels to really optimize how power flows from node to node really facilitating the smart grid of the future.

Jon Windham:

Perfect. And definitely smart grid of the future is something I want to sort of dive into here in a couple minutes. But before we get there, now you mentioned sort of displacing toxic lead acid batteries. And so what is your approach to end of life or production manufacturing scrap? Meaning what's your approach to recycling? How recyclable is the technology? Do you already have a plan in place? Some of those things and we'll get in some details.

Denis Phares:

Well, we're not a recycling company, but there are recycling companies that are focused entirely on lithium ion battery. These include a couple of our neighbors, we've got Redwood Materials down the street, we've got Aqua Metals not far away and it's refocusing on lithium ion battery recycling. In terms of our end of life, our batteries last so long that we haven't been around long enough that we have a significant end of life issue. We do have some scrap that we will deliver to a recycling company that basically extracts the lithium. One thing to note here is our batteries don't have any nickel and cobalt in them, so those components are actually the more expensive components that make it worthwhile to try to pull out of the spent batteries to recycle. The battery itself is comprised of only about 2% of its mass lithium, so there's not a ton of lithium in there, but over time. I think as this really gets into the mass proliferation of storage everywhere, and it becomes lithium iron phosphate, at that point I think it's going to behoove everybody to establish a lithium recycling infrastructure, even if there's no heavier metals in there like nickel and cobalt. I think that day is coming. It's not quite there yet, but folks are definitely working on it.

Jon Windham:

Right. And then, so couple questions. You mentioned our batteries last so long. What is so long give? Give me a sense of the expected lifespan. I know it's probably on number of discharges rather than actual time.

Denis Phares:

Well, we offer a 10-year warranty and we expect the batteries to last that long. If you consider 3 to 5,000 cycles, if you have a complete cycle every day, that's 10 years. So, we don't have a lot of warranty issues, actually it's quite minimal. And in terms of the chemistry of the cells, that's never a failure point. So, we really are not concerned with what we get back in terms of end of life. The other thing to note is there's nothing toxic in lithium iron phosphate battery. If you look at a conventional lithium ion battery in a cell phone, in a car, you've got cobalt in that battery and cobalt is actually toxic. We don't have anything toxic in the battery, but it makes sense to begin establishing an infrastructure for lithium recycling only for reclaiming the material to allow for more lithium in the system. It's a reusable material, you might as well get it back, put it back into the supply chain.

Jon Windham:

Got it. You talked about using sort of existing third-party players on the recycling to take advantage of what other company services that are offering for the production scrap. Do you have any sense of, or would you be willing to share, what percentage of throughput does end up being manufacturing scrap?

Denis Phares:

Oh, at this point for us, we don't really have any manufacturing scrap. We do a lot of R&D and we have a lot of batteries that out in the field that might have undergone some damage or something. So, we do have spent cells, but it's very minimal. And the only reason we would supply them for recycling is to help with the research to figure out how to do that effectively. So, we don't have a lot of scrap. Ultimately when we're making our own cells, there's always some scrap in cell manufacturing. We actually believe with our manufacturing innovations we're going to have a lot less scrap, the yield should be much higher. That's something that's a little bit down the road that we will be working with third party recyclers on.

Jon Windham:

Got it. I got a specific question on recycling. I think you kind of covered it I just want to make sure the investor gets the question answered. I'll read it. Interested to know about the relative ability to recycle LFP batteries with SS electrolytes and the expected end of life cost recycling relative to LFP with liquid electrolytes.

Denis Phares:

I don't expect there to be a significant difference in how that's done. What you're getting out of the battery generally is going to be in the anode and cathode, the lithium would be present in the anode and cathode, there'll be some present in the electrolyte, whether it's a solid electrolyte or a liquid electrolyte. As to how that recycling is done, I can't really speak to that. But I don't anticipate any significant differences between a solid-state and conventional cell in terms of how that recycling is done.

Jon Windham:

Got it. Got it. Okay. At this point, before we move on to the sort of broader smart grid topic operator, are there any questions on the line right now?

Operator:

Yes, we have a question coming from Will Fide. Please go ahead, your line is open now.

Will Fide:

Hello. You mentioned that your existing product line, you're purchasing sales on the commodity market. With your next generation solid-state sales do you plan on bringing that manufacturing in house? Thanks.

Denis Phares:

Yes. That is a very important component of what we're doing now, why we're going through this transaction, is because we are building a pilot line that we are going to scale into full manufacturing to produce our solid-state cells in house. Now, does that completely replace what we're doing immediately? Probably not. We probably will continue to offer some of the existing product line for the foreseeable future. We'll continue to work with the partners that we have. But we are very much focused on onshoring the production itself.

Jon Windham:

Good. Operator, any other questions?

Operator:

There are no other questions in the queue.

Jon Windham:

One of the things that I just found sort of interesting, I was just looking into the company's website and understand what you're doing. So, flashback, I was Hong Kong for a long time in 2005, 2015, very expensive real estate, very small apartments, very small kitchens out there. I was on a property tour and one of the designers and the owner of the property development firm, like kitchen's pretty handy. It's like just really well set up in a small space. Basically said, yeah. We stole all the ideas from Marine. Anytime you're in something that's mobile, you're space constrained, weight matters, how you set things up matters. So, I kind of think it was Dragonfly approaching, already solving some hard problems in a more confined environment that would eventually maybe give it some advantages to move into residential. Are you thinking about it sort of that way or when you think about moving into potentially the storage node potentially in homes down the line? What do you think gives you an advantage to win there?

Denis Phares:

Very much so. I mean, I've always said the RVers are sort of spearheading this movement. They come out and they will look at the appliances they have in their RV or on their boat or whatever. Count their coulomb, basically, how many kilowatt hours are they using throughout the day, size their solar system, and then size their battery bank for however much intermittency they want to solve for. It's math. Then you can live off grid. I think that is the movement that we've driven. It's the movement that we've contributed to, in terms of an education campaign, just showing folks how to do this. And I absolutely think this is going to translate into stationary applications. And ultimately, we love taking this concept, this philosophy, to the macro scale, and working with utility companies, working with software companies and power companies to really make this work in a way that will enable the mass deployment of renewable energy.

Jon Windham:

Got it. How do you think about that evolving? We've been talking about smart home energy and storage in the home for a couple years, little bit slowed down by availability of batteries here in recent days. But one of the things I think about, an important regulatory driver, is the conversions of time of use rates for residential customers. Because then once you're on time of use rates, not only do you have backup power in your home, but then there's a big cost savings element to investing in a battery because I can charge from the grid when rates are low to avoid drawing from the grid when rates are high. How do you think about time use rates? Is that the key mechanism to jumpstart and push batteries into people's homes or is it something else? Just love your thoughts on what the mechanism is to sort of catalyze in the residential storage market?

Denis Phares:

I don't think so. I don't think it's time of use rates that's the driver of this transition because... Well, that kind of exists now and that will enable the financial feasibility of peak shaving. That's why that's done. I'm looking at a much bigger picture. We want to be able to demonstrate the cost effectiveness of the solar or wind battery couple in our current markets, what we're doing with RVs and boats and smaller off grid systems. And we want to build the battery and work with utility companies to show how it can be done on a larger scale. We're not going to necessarily be the one single handedly revolutionizing the grid. That's going to be a partnership with utility companies, I think. It'll take some pilot programs and ultimately, it's got to be cost effective for them to put in solar arrays and deploy storage as opposed to building more coal or gas plants. The danger or the urgency of it now is that as the country and the world is moving towards electric propulsion, that's just transferring the burning of fossil fuel onto the grid so that the grid is already stressed. If everyone has an electric car, you're basically more than doubling the amount of electricity that the grid needs to deliver to people's homes in an already stressed grid. That's going to require the construction of more power plants. And if you're just burning more fossil fuel to replace the internal combustion engine in a vehicle that defeats the purpose. So what we're trying to do now is to create the technology that will make it feasible for utility companies to incorporate more of it on the grid in a cost effective manner. So, I guess I'm thinking about it from a larger perspective than just putting in peak shaving devices and hoping that translates into true grid storage. Because those peak shaving devices don't require the same sort of battery metrics. They don't have to be necessarily as cost effective because there's an artificial benefit to the consumer and we want to create the solution that has cost effectiveness because of the natural benefit of the product, not an artificial cost or incentives or other things that might drive that.

Jon Windham:

Got it, got it. No, I appreciate you sharing your thoughts and sort of in the future, it's always getting this call series. It's like now, people are thinking about the evolution, because I think a lot of reasonable people have different views on what's happening. Except I think everyone agrees. There's going to be a lot of changes in how electricity is produced and consumed over the next 30 years, but starting already. Maybe pivoting back to the core market, where are you in terms of displacing lead asset in your core markets of RV, Marine, those sorts of things, is it 5% done? 20% done? Just some idea of the runway you have in those markets.

Denis Phares:

We're probably, just in our big core RV market that we're in now, we're probably only about 10, 15% done. And not even scratching the surface in the other market. So, I think there's a lot of meat on the bone there, on our path towards grid storage.

Jon Windham:

Got it. And then on the other side, I guess it'd be helpful, given the recent merger announcement, if you wouldn't mind, if someone on your team wouldn't mind just walking through the timeline and details of where to from here as you move towards de-stacking.

Denis Phares:

Well, in terms of the merger, we signed the merger agreement and announced the deal back on the 16th of May. And we are currently in the FEC review period. It's obviously an interesting time for SPAC and the FEC has been evolving with SPAC. So there has been a little bit of uncertainty as to the timeline, but we expect that the merger will be completed in the second half of the year. And I think that's about all I could say about that. Other specifics about the deal, but I don't really have any more specifics on the timeline of the deal.

Jon Windham:

Okay, great. Do you mind, just for the sake of outlining what the specifics of the DLR, just for investors?

Denis Phares:

Well, I guess I can refer to page 10 of the slide deck that was sent over. Basically, we're the Dragonfly, shareholders are rolling in 100% of their equity into the merged entity. The enterprise value of the merged entity is going to be around $500 million. We're a unique company in that we have profit. So, we've been able to supplement the deal with some debt through a debt lender. And what's very nice about the deal for us, there's also a tranche earn out and that's something that's unique that we could do through this process, that's based on both revenue targets and stock price targets. So, it's a pretty nice comprehensive deal for us. We're very happy about it. We're happy to be working with Chardan NexTech. They've been a great partner and yeah, I think it's going to be a fantastic jumping off point for us.

Jon Windham:

Okay. Awesome. Thanks for that. And Dennis, before we turn it back to you, I will give you the final word. Just want to thank everyone for joining today. We're going to start to wrap up here as I have a very hard out. But just as an advertisement, the next call on UVS energy transition call series is next Wednesday, June 22nd. We'll be talking communications and 5G and EV charging infrastructure with Charge Enterprises. So, if you need details of that call, please do email me and I will make sure you get them. Dennis, thanks so much for being here today and sharing the Dragonfly Energy story with me and with UBS Institutional investor clients really appreciate it. I will leave the final word to you.

Denis Phares:

Thank you so much, John. I do appreciate the opportunity. It's an exciting time for Dragonfly. I think it's a necessary transaction. It's a necessary technology and we're really psyched to have the opportunity to take this to the next level and thanks for the opportunity to share the story.

Jon Windham:

Perfect. Appreciate you being here today. Operator, we'll wrap there. Thank you.